UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-14680

GENZYME CORPORATION 401(K) PLAN

(Full Title of the Plan)

GENZYME CORPORATION

One Kendall Square

Cambridge, Massachusetts 02139

(617) 252-7500

(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Corporation 401(k) Plan

Financial Statements and Supplemental Schedule

To Accompany 2002 Form 5500

Annual Report of Employee Benefit Plan

Under ERISA of 1974

As of December 31, 2002 and 2001 and

For the Year Ended December 31, 2002

Genzyme Corporation 401(k) Plan

*Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Accountants

To the Participants and Administrator of the
Genzyme Corporation 401(k) Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Genzyme Corporation 401(k) Plan (the “Plan”) at December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

June 9, 2003

Genzyme Corporation 401(k) Plan

Statements of Net Assets Available for Plan Benefits

As of December 31, 2002 and 2001

	2002	2001

Assets
Investments:
Registered investment company and pooled separate accounts	$114,886,246	$104,035,872
Common stock funds	18,490,913	32,434,610
Participant loans	2,245,440	2,052,099
Total investments	135,622,599	138,522,581

Receivables:
Employee contributions	554,742	507,763
Employer contributions	1,186,430	956,983
Accrued interest	5,362	6,038
Total receivables	1,746,534	1,470,784

Cash and cash equivalents	—	27,258

Net assets available for plan benefits	$137,369,133	$140,020,623

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan

Statement of Changes in Net Assets Available for Plan Benefits

For the Year Ended December 31, 2002

	Registered Investment Company, Pooled Separate Accounts & Participant Loans	Common Stock Funds			Total
		Genzyme General Division Common Stock Fund	Genzyme Biosurgery Division Common Stock Fund	Genzyme Molecular Oncology Division Common Stock Fund
Additions:
Employee contributions	$20,141,601	$1,571,356	$325	$1,176	$21,714,458
Employer contributions	9,255,365	1,097,601	2,717	864	10,356,547
Rollovers	5,017,332	152,119	—	—	5,169,451
Interest and dividend income	1,024,241	19,817	—	10	1,044,068
Net appreciation (depreciation)	(19,358,570)	(15,981,472)	(177,791)	(30,646)	(35,548,479)

Total additions	16,079,969	(13,140,579)	(174,749)	(28,596)	2,736,045

Deductions:
Benefit payments and withdrawals	(4,720,600)	(611,786)	(4,594)	(608)	(5,337,588)
Participant expenses	(39,825)	(9,966)	(132)	(24)	(49,947)

Total deductions	(4,760,425)	(621,752)	(4,726)	(632)	(5,387,535)

Net increase (decrease) prior to interfund transfers	11,319,544	(13,762,331)	(179,475)	(29,228)	(2,651,490)
Interfund transfers	(45,496)	52,023	(6,142)	(385)	—

Net increase (decrease)	11,274,048	(13,710,308)	(185,617)	(29,613)	(2,651,490)

Net assets beginning of year	107,439,762	32,197,614	345,394	37,853	140,020,623

Net assets end of year	$118,713,810	$18,487,306	$159,777	$8,240	$137,369,133

The accompanying notes are an integral part of these financial statements.

Genzyme Corporation 401(k) Plan

Notes to Financial Statements

A.            Plan Description

The following description of the Genzyme Corporation 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan, a defined contribution plan pursuant to the authorization of Genzyme Corporation’s (“Genzyme” or the “Company”) Board of Directors (the “Genzyme Board”), was established effective January 1, 1988 to provide a long-range program of systematic savings for eligible employees (the “Participants”).  The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.  Employees of Genzyme’s wholly-owned subsidiaries in the United States of America are eligible to participate in the Plan, including employees of the former Deknatel Snowden Pencer, Inc., an entity acquired by Genzyme during 1996, who also participate in the Genzyme Surgical Products Corporation Savings and Investment Plan (the “GSP Plan”). Effective December 31, 2000, the GSP Plan was frozen.  As of that date, no new contributions from participants in the GSP Plan or Genzyme have been accepted and no new participants have been allowed to enter the GSP Plan.  Instead, effective December 31, 2000, participants in the GSP Plan became eligible to participate in the Genzyme Corporation 401(k) Plan.

Plan Administration

The Plan is administered by the Genzyme Benefit Plans Committee (the “Committee”), which represents Genzyme, the plan sponsor.  The Committee was established effective October 4, 2001 to replace its predecessor, the Genzyme 401(k) Committee.  The Committee consists of at least three persons who are appointed by the Genzyme Board.  The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving the rights of any Participant’s interest in the Plan.  The Committee also has responsibility for the general administration of the Plan.

Effective October 4, 2001, the Compensation Committee of the Genzyme Board was authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

Effective October 4, 2001, the Compensation Committee of the Genzyme Board approved the following:

•                  the Genzyme Benefit Plans Committee was delegated the authority to determine and effectuate any and all provisions of the Plan necessary to comply with all applicable laws (including without limitation interpretations of such laws by appropriate governmental agencies) and contractual obligations of the Company.

•                  the Genzyme Benefit Plans Committee was delegated the authority to approve and effectuate any amendments to the Plan permitted under the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”).

Plan Amendments

Effective January 1, 2003, the Committee amended the Plan to clarify how the hours of service provided by an employee will be credited and to reflect compliance with the requirements of Internal Revenue Service (“IRS”) Revenue Procedure 2002-29 that amend certain distribution provisions of the Plan. Effective July 1, 2002, the Committee amended Article VI of the Plan to provide for “catch-up-contributions” as permitted by EGTRRA. Effective January 1, 2002, the Committee amended the Plan to reflect the certain provisions of EGTRRA, and as good faith compliance with the requirements of EGTRRA. Effective June 18, 2000, the Committee amended the Plan to correct a scrivener's error in paragraph (a)(4) of the Article IX of the Plan regarding Participant distributions. Effective June 18, 2000, the Committee amended paragraph (a) of Article IV of the Plan, to clarify that elective contributions must be expressed as a fixed percentage of pay.

Participants should refer to the Summary Plan Description for a more complete description of these amendments.

Investment Options

The following participant-directed investment options were available to Participants during 2002:

•                  CIGNA Bank and Trust Company, FSB, f/k/a CG Trust Company (“CIGNA”) Separate Accounts

•                  The Fidelity Puritan Account;

•                  The S&P 500 Index Fund;

•                  The PBHG Growth Account (1);

•                  The Templeton Foreign Account;

•                  The Janus Account;

•                  The Fidelity Advisor Growth Opportunities Account (1);

•                  The INVESCO Dynamics Account;

•                  The Small Cap Value/Berger Fund;

•                  The Small Cap Growth/Times Square Fund;

•                  The INVESCO Small Company Growth Account;

•                  The Lazard International Equity Account;

•                  The Core Bond Fund;

•                  The Large Cap Value Fund (sub-advised by Wellington Management);

•                  The Mid Cap Value Fund (sub-advised by Wellington Management);

•                  The Mid Cap Growth/Artisan Partners;

•                  The Guaranteed Income Fund; and

•                  The Guaranteed Securities Separate Account.

(1) Effective July 1, 2002, the PBHG Growth Account and the Fidelity Advisory Growth Opportunities Account were eliminated from the Genzyme Corporation 401(k) Plan.  On July 1, 2002, any funds that remained in the PBHG Growth Account were transitioned to the Mid Cap Growth/Artisan Partners Fund and any funds remaining in the Fidelity Advisory Growth Opportunities Account were transitioned to the S&P 500 Index Fund.

•                  The Putnam Voyager Fund.

Reallocation of account balances among participant directed investment options can be requested and processed on a daily basis.

•                  Genzyme Common Stock Funds:

•                  The Genzyme General Division Common Stock Fund - This fund currently is invested solely in shares of Genzyme General Division Common Stock which we refer to as “Genzyme General Stock”.  Amounts contributed to the Genzyme General Division Common Stock Fund may be invested in other short-term investments pending the purchase of Genzyme General Stock.  During 2002, contributions to this fund were participant-directed.

•                  The Genzyme Biosurgery Division Common Stock Fund - This fund currently is invested solely in shares of Genzyme Biosurgery Division Common Stock, which we refer to as “Biosurgery Stock.”  No new contributions can be directed to this fund.

•                  The Genzyme Molecular Oncology Division Common Stock Fund - This fund is currently invested solely in shares of Genzyme Molecular Oncology Division common stock, which we refer to as “Molecular Oncology Stock”.  No new contributions can be directed to this fund.

Employee Contributions

The Plan is a defined contribution plan.  Eligible employees may elect, through salary reduction agreements, to have up to 18% or a maximum of $11,000 (adjusted under such regulations as may be issued from time to time by the Secretary of Treasury) of their eligible compensation (as defined by the Plan) contributed on a pre-tax basis to the Plan each year on their behalf. Changes in withholding percentages are permitted on a pay period to pay period basis. New employees with funds held under a previous employer’s qualified plan are permitted to invest such funds into the Plan.  These investments are classified as “rollovers” on the accompanying statement of changes in net assets available for plan benefits.  A Participant’s salary reduction contribution for a plan year may be further limited by the administration rules of the Code, if the Participant is considered to be a highly compensated employee within the meaning of the Code.

Employer Contributions

The employer makes bi-weekly matching contributions equal to 100% of the elective contributions made to the Plan by the Participant to the extent that such elective contributions do not exceed 2% of the Participant’s eligible compensation for such pay period, and 50% of the amount of elective contributions made to the Plan by the Participant to the extent such elective contributions exceed 2% but do not exceed 6% of the Participant’s eligible compensation for such pay period.  Genzyme’s contributions were $10,356,547 for the year ended December 31, 2002.

Participants may invest their contributions in increments determined at their own discretion.  Employer contributions are invested as directed by the Participants.  If a Participant does not provide direction with respect to the investment of the Participant’s contribution, all contributions will automatically be invested in the Guaranteed Securities Separate Account.

Participant and Forfeited Accounts

An individual account is maintained for each of the Plan’s Participants to reflect the Participant’s share of the Plan’s investment income, the employer’s matching contribution and the Participant’s contribution. Investment income or loss is allocated based on the balances of Participants’ individual accounts.  Forfeitures are used to reduce future employer matching contributions.  At December 31, 2002, forfeited accounts totaled $151,596. There were no reductions to employer matching contributions from forfeited, non-vested matching accounts during the year ended December 31, 2002.

Vesting

Prior to June 18, 2000, Participants had a 100% nonforfeitable interest in all contributions made to the Plan on their behalf.  Effective June 18, 2000, the Plan was amended to implement a four-year vesting schedule for employer matching contributions for employees hired after that date, with 20% vesting for service of less than one year, 40% vesting upon one year of service and 20% vesting for each year of  service thereafter.  However, any individual who was an employee of Genzyme on June 18, 2000 is 100% in all of his accounts under the Plan (including his employer matching contribution account), and any individual who was 100% vested in his accounts under the Genzyme Surgical Products Corporation Savings and Retirement Plan on September 1, 2000, and thereafter becomes a Participant in the Plan, is 100% vested in his accounts under the Plan (including his employer matching contribution account.)  Participants become fully vested in their employer matching contribution account if they retire on or after the Plan’s normal retirement age, become permanently or totally disabled while employed, or die while employed.

Benefits and Withdrawals

Benefits are distributable from the Plan upon the Participant’s (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the Social Security Administration), (3) severance of employment, or (4) death.  In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59½, all or a portion of his vested accounts under the Plan.  Distributions from the Plan are made in the form of a lump-sum payment.  This lump-sum payment includes cash and, at the Participant’s election, may include some or all of the Participant’s holdings of Genzyme General Stock, Biosurgery Stock or Molecular Oncology Stock.

Loans to Participants

Participants who are employees of the Company may obtain a loan from the Plan collateralized by one-half of the Participant’s vested interest in the Plan.  No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000.  Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years.  However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed.  Loan transactions are treated as net interfund transfers to or from investment funds, from or to the Participant loan fund, as applicable.  All loans must bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans.  The interest rates on loans outstanding as of December 31, 2002 ranged between 4.25% and 9.50%.  As repayments are made, both principle and interest are added back to the investment funds in which the Participant’s account is invested.

The Plan had Participant loans outstanding of $2,245,440 at December 31, 2002 and $2,052,099 at December 31, 2001.  Outstanding Participant loans are classified as participant-directed investments on the accompanying statements of net assets available for plan benefits.

B.                                    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Cash Equivalents

The Plan considers cash equivalents to be short-term, highly liquid investments, with initial maturities of less than three months.

Investment Valuation and Income Recognition

Units of participation in the CIGNA separate accounts are valued at net asset value as reported to the Plan by CIGNA, which approximates fair value.  The Putnam Voyager Fund, Genzyme General Division Common Stock Fund, Genzyme Biosurgery Division Common Stock Fund and Genzyme Molecular Oncology Division Common Stock Fund are stated at fair value, based upon quoted market prices in an active market on the last business day of the Plan year.  Participant loans are valued at cost plus accrued interest, which approximates market value.

Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost.  The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for plan benefits which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is recorded, as earned, on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Contributions and Benefit Payments

Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made.  Benefits are recorded when paid.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements.  Actual results could differ materially from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

C.                                    Investments

The fair market value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2002	2001
S&P 500 Index Fund	$26,880,438	$28,493,174
Fidelity Puritan Account	20,158,086	19,110,726
Genzyme General Division Common Stock Fund	18,322,895	32,052,396
Guaranteed Securities Separate Account	12,711,827	9,943,565
Guaranteed Income Fund	9,894,180	—
Mid Cap Growth Artisan Partners	9,556,146	—
PBHG Growth Account	—	10,756,473

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) decreased in value by $34,504,441 as follows:

Net depreciation in fair value	$(35,548,479)
Interest and dividend income	1,044,068
Total investment loss	$(34,504,441)

D.                                    Qualification under the Internal Revenue Code

The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code.  The most recent favorable determination letter issued to the Plan is dated April 4, 2002.

The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and EGTRRA.  The Plan administrator and the Plan’s tax counsel are not aware of any facts that would cause the Plan to fail.  The Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

E.                                      Amendment or Termination of the Plan

Genzyme currently intends to continue the Plan, but reserves the right to terminate it at any time or amend it in any manner advisable.  No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses).  No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant’s interest accrued to the date of the merger, consolidation, or transfer.  If Genzyme discontinues its contributions or if the Plan is fully or partially terminated, the affected Participant’s rights to benefits will remain fully vested if vested prior to such action.

F.                                      Related Parties

Certain plan investments are separate accounts managed by CIGNA.  CIGNA is the trustee and custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Fees paid by the Plan for the investment management and administrative services amounted to $49,947 for the year ended December 31, 2002.  Participant loans are also considered party-in-interest transactions.

G.                                    Services Provided by Genzyme

Genzyme provides certain administrative and recordkeeping services for the Plan at no cost to the plan participants. In addition, the Company has paid the trustee fees and certain other costs on behalf of the Plan.

H.                                    Subsequent Event

Elimination of Tracking Stock Structure

On May 8, 2003, the Genzyme Board approved the elimination of Genzyme's tracking stock structure. This will be accomplished through a transaction in which all outstanding shares of Biosurgery Stock and all outstanding shares of Molecular Oncology Stock will be exchanged for shares of Genzyme General Stock on June 30, 2003. Beginning July 1, Genzyme will have one outstanding series of common stock, which will continue to trade on the Nasdaq National Market under the ticker symbol GENZ.

Holders of Biosurgery Stock and Molecular Oncology Stock will receive shares of Genzyme General Stock at an exchange ratio determined under the provisions of Genzyme’s corporate charter.   Specifically:

•                  Genzyme Biosurgery shareholders will receive 0.04914 of a share of Genzyme General Stock in exchange for each share of Biosurgery Stock held as of June 30, 2003; and

•                  Genzyme Molecular Oncology shareholders will receive 0.05653 of a share of Genzyme General Stock in exchange for each share of Molecular Oncology Stock held at June 30, 2003.

Consistent with provisions of the charter, the exchange ratios represent a 30 percent premium to the value of Biosurgery Stock and Molecular Oncology Stock, based on the average closing prices for each of the three stocks for the 20-day trading period from March 26-April 23, 2003. Cash will be paid for fractional shares.

As a result of the elimination of Genzyme’s tracking stock structure, effective June 30, 2003, all investments in the Genzyme Biosurgery Common Stock Fund and the Genzyme Molecular Oncology Common Stock Fund will be converted into investments in the Genzyme General Stock Fund using the conversion ratios described above.

Genzyme Corporation 401(k) Plan

Schedule of Assets Held for Investment Purposes

As of December 31, 2002

Identity of Issue	Description of Investment	Historical Cost	Fair or Contract Value
*CIGNA	Fidelity Puritan Account	**	$20,158,086

*CIGNA	S&P 500 Index Fund	**	26,880,438

*CIGNA	Templeton Foreign Account	**	4,036,253

*CIGNA	Janus Account	**	4,762,846

*CIGNA	INVESCO Dynamics Account	**	3,746,285

*CIGNA	Small Cap Value/Berger Fund	**	5,118,376

*CIGNA	Small Cap Growth/Times Square Fund	**	1,786,453

*CIGNA	INVESCO Small Company Growth Account	**	2,011,309

*CIGNA	Lazard International Equity Account	**	1,492,118

*CIGNA	Core Bond Fund	**	4,232,899

*CIGNA	Large Cap Value Fund	**	1,103,203

*CIGNA	Mid Cap Value Fund	**	1,863,817

*CIGNA	Mid Cap Growth/Artisan Partners	**	9,556,146

*CIGNA	Guaranteed Income Fund	**	9,894,180

*CIGNA	Guaranteed Securities Separate Account	**	12,711,827

Putnam	Putnam Voyager Fund	**	5,532,011

*Genzyme General Division	Common Stock	**	18,322,895

*Genzyme Biosurgery Division	Common Stock	**	159,777

*Genzyme Molecular Oncology Division	Common Stock	**	8,240

*Participant Loan Fund	Loans with interest rates between 4.25% and 9.50% maturing through 2022	**	2,245,440

			$135,622,599

*	Denotes party-in-interest.
**	Participant-directed amounts are not required to be disclosed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Corporation 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME CORPORATION 401(k) PLAN

By: Genzyme Benefit Plan Committee

Date: June 26, 2003	By:	/s/ Zoltan A. Csimma
Zoltan A. Csimma
Senior Vice President, Human Resources of
Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP, independent accountants. Filed herewith.

99	Written Statement of the Chief Executive Officer/Chief Financial Officer of the Genzyme Corporation 401(k) Plan. Filed herewith.